Exhibit 99.1

IsoTis OrthoBiologics Appoints Former Opus Medical CEO to Board of Directors

LAUSANNE, Switzerland, IRVINE, CA, USA – June 27, 2005 - IsoTis OrthoBiologics (SWX/Euronext: ISON; TSX: ISO) today announced the appointment of James (Jim) Hart to the Board of Directors at its recent annual general shareholders meeting.

Jim Hart brings a wealth of executive management experience in strategic marketing, distribution and M&A in the orthopaedics industry. Mr. Hart has worked in the orthopaedics industry for approximately 20 years, including a 12 year tenure at Zimmer Holdings, Inc. (NYSE: ZMH; SWX: ZMH), one of the leading global orthopaedic companies, where his last position was Vice President Strategic Marketing. Earlier this year Mr. Hart concluded the sale of sports medicine company Opus Medical Inc., where he was President, CEO, and Director, to ArthroCare Corporation.

In addition, the shareholders meeting appointed Pieter Wolters to the Board of Directors. Mr. Wolters has been with the company since 1997, and has served as its CEO since July 1, 2004. Directors Aart Brouwer and Henjo Hielkema were re-appointed to the Board for a period of three years.

The shareholders meeting also authorized the Board of Directors to increase the share capital by a maximum of 7.8 million registered shares at its discretion for potential corporate transactions.

Pieter Wolters, President and CEO of IsoTis OrthoBiologics, said: “Board and Management are very pleased with the continued support of our shareholders, and welcome Jim Hart to our Board of Directors. Jim has an impressive track record in the orthopaedics industry by any standard, and with his long experience in both hands-on and strategic issues will be an extremely valuable resource for us to draw on. “

IsoTis OrthoBiologics has a product portfolio with several highly innovative and proprietary natural and synthetic bone graft substitutes on the market and several others in development, orthobiology sales of over US$ 25 million in 2004, an established North American independent distribution network, and a rapidly expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

For information contact:
Hans Herklots, Director IR	Rob Morocco, CFO
Tel: +41(0)21 620 6011	+1 949 855 7158
E-mail: hans.herklots@isotis.com	rob.morocco@isotis.com

Certain statements in this Press Release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX).